FORM U-7D
                  CERTIFICATE PURSUANT TO RULE 7(d) UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                    Amendment
                                ---------------


     The undersigned certifies that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the contract relating to nuclear fuel identified herein and the transactions for the financing thereof. All capitalized terms used herein and in Schedule A hereto shall have the meaning assigned to them in the 2003 Credit Agreement and the Purchase Agreement (as hereinafter defined).

1.  Lessee public-utility company:           Interstate Power and Light Company
    ------------------------------           (formerly IES Utilites, Inc.)(the "Utility")




    Address:                                 4902 North Biltmore Lane
    --------                                 Madison, Wisconsin 53718-2132

2.  Date:                                    Fuel Lease dated as of August 21,
    ------                                   1973, as amended by First Amendment
                                             thereto dated as of September 17,
                                             1987; as further amended by a Second
                                             Amendment thereto dated August 3,
                                             2001; and as further amended by a Third
                                             Amendment thereto dated September 26,
                                             2003 (as so amended, the "Fuel Lease").


2a. Date facility was placed in service:     January 1, 1974.
    ------------------------------------


3.  Regulatory Authority which has acted on  Iowa Utilities Board.  Date of Order:
    ---------------------------------------  June 19, 1973.
    transaction:
    ------------




4.  Term of Fuel Lease; Renewal Options:     Automatic one-year extensions through December
    -------------------------------------    31, 2023, subject to earlier termination.



5.  Brief description of facility:           70% undivided interest in assemblies of nuclear
    ------------------------------           fuel and components thereof for Duane Arnold Energy Center.

6.  Manufacturers or Suppliers:              a. Atlas Energy Corporation (formerly known as Atlas Corporation)
    ---------------------------
                                             b. Sequoyah Fuels Corp. (which is the successor-in-interest to
                                                Kerr McGee Corporation)

                                             c. Department of Energy (which is the successor-in-interest to the Atomic Energy Commission)

                                             d. General Electric Company;

                                             e. UG U.S.A., Inc.; and

                                             f. Any other supplier referred to in the Fuel Lease.


7.  Cost of facility:                        Up to approximately $60,000,000.
    ------------------


8.  Basic Rent:                              Basic rent is paid by Lessee.  The payments are made quarterly
    -----------                              and are calculated on the Lessor's financing and administrative costs plus amortization of the basis of Arnold Fuel, Inc.'s ("Lessor") debt based on rate of burn-up of the nuclear fuel.

9.  Holder of legal title to facility:       Arnold Fuel, Inc.
    ----------------------------------       c/o Broad Street
                                             Contract Services, Inc.
                                             48 Wall Street, 27th Floor
                                             New York, New York  10005-2902


                                      -1-



10. Holders of beneficial interests:
    ---------------------------------

Name and Address                       Amount Invested                  Percent of Equity
-----------------                     -------------------              -------------------

Arnold Fuel, Inc.                       (See Item 7)                        100%
c/o Broad Street
Contract Services, Inc.
48 Wall Street, 27th Floor
New York, NY  10005-2902


All of the authorized and outstanding capital stock of Arnold Fuel, Inc. is owned by Broad Street Contract Services, Inc., a Delaware corporation, all of whose authorized and outstanding capital stock are owned by Peter H. Sorensen.


Each of (i) Bank One, N.A. (main office - Chicago, Illinois), as collateral agent (the "Collateral Agent") under the Collateral Agency and Intercreditor Agreement, dated as of September 30, 2003 (the "Collateral Agency Agreement"), among the Collateral Agent, Arnold Fuel, Inc., Allstate Life Insurance Company, as note purchaser (the "Note Purchaser"), under the Note Purchase Agreement, dated as of September 30, 2003, between the Note Purchaser and Arnold Fuel, Inc. and Bank One, N.A. (main office - Chicago, Illinois), as agent (the "Agent") for the banks (the "Banks") under the 2003 Credit Agreement, (ii) the Agent, (iii) the Banks, (iv) the holders from time to time of the A Notes (as defined in the 2003 Credit Agreement), (v) the Note Purchaser and (vi) each creditor under a Further Permitted Obligations Agreement (as defined in the Collateral Agency Agreement), holds a security interest in Collateral (as defined in the Third Amended and Restated Security Agreement, dated as of September 30, 2003, between Arnold Fuel, Inc. and the Collateral Agent.


11. If part or all of the financing is supplied  by
    a  loan on which only principal and interest
    is payable, state:
    -------------------

    Amount borrowed:                         Up to  $30,000,000 under the 2003 Credit Agreement;
    -----------------                        and $30,000,000 under the Purchase  Agreement.


    Number of lenders:                       Bank  One;  Allstate and a  variable number
    -------------------                      of commercial  paper holders.


    Period                                   (a) Subject to earlier termination upon the occurrence
    -------                                  of certain events specified in the 2003 Credit Agreement,
                                             the 2003  Credit  Agreement terminates on April 29, 2004
                                             (the "Initial  Termination  Date") unless  extended
                                             upon agreement of Bank One for an additional period of 364 days from the Initial Termination Date then in effect
                                             (in each case, the "Loan Commitment Termination Date");

                                             (b) Subject to earlier termination upon the occurrence
                                             of certain events specified in the Purchase Agreement,
                                             the Notes mature on May 15, 2008.

    Interest rate:                           2003 Credit Agreement - Variable; Purchase Agreement -
    --------------                           4.47%*


    Terms of repayment:                      2003 Credit Agreement - Variable; Purchase Agreement -
    --------------------                     Principal payment at maturity (May 15, 2008); interest on
                                             the unpaid balance thereof at the rate of 4.47% per annum is payable semi-annually on the fifteenth day of May and November in each year in which the principal remains outstanding.*














                                      -2-

Date executed:  September 30, 2003




                                            ARNOLD FUEL, INC.



                                       By:   /s/ Susan C. Ciaramella
                                            --------------------------
                                            Susan C. Ciaramella
                                            Vice President


_______________
* See Schedule A hereto.


STATE OF NEW YORK       )
                        :  ss.:
COUNTY OF NEW YORK      )


     The undersigned being duly sworn deposes and says that she, being duly authorized, has executed the attached Certificate for and on behalf of Arnold Fuel, Inc.; that she is a Vice President of said corporation; that she has read the foregoing Certificate and knows the contents thereof; and that the facts therein stated are true to the best of her knowledge, information and belief.


                                         /s/ Susan C Ciaramella
                                        ----------------------------
                                        Susan C. Ciaramella


 Subscribed to and sworn to before me this 30th day of September, 2003.

Notary Public  /s/ KaWan Chow
              --------------------------
Notary Public, State of New York

No.            01CH6076673
              -------------------------------
Qualified in     Richmond
              ----------------  County

Certificate   Filed  in  New  York  County

Commission Expires   7/1/06
                   ------------------------

                                   SCHEDULE A
                               -------------------

                             SUMMARY OF TRANSACTION
                            -------------------------

     The  information  set forth in Schedule A to  Amendment  to Form U-7D dated
                                    ----------
August 29, 1973, is hereby amended and restated to read as follows:


                       Background of Nuclear Fuel Program
                      --------------------------------------

     Interstate Power and Light Company (f/k/a IES Utilities, Inc.), an Iowa corporation (the "Lessee"), had entered into a Fuel Lease, dated as of August 21, 1973, as amended as of September 17, 1987, August 3, 2001 and September 26, 2003 (as so amended, the "Fuel Lease"), with Arnold Fuel, Inc., a Delaware corporation (the "Company"), under which the Lessee leased from the Company nuclear fuel in various stages of the nuclear fuel cycle ("Nuclear Fuel"). The Nuclear Fuel provided under the Fuel Lease was and is used to satisfy a portion of the fuel requirements for the Duane Arnold Energy Center, located near Palo, Iowa (the "Generating Facilities").

     To finance its purchase of Nuclear Fuel and its other obligations under the Fuel Lease, the Company issues promissory notes in the United States commercial paper market (the "CP Notes"). The repayment of the CP Notes is supported by a credit facility with a syndicate of banks, the composition of which has changed since the execution of the Fuel Lease.

     On or about December 21, 1978, the Company entered into an Amended and Restated Credit Agreement (the "Original Credit Agreement"), with Bank One, N.A. (formerly known as the First National Bank of Chicago, hereinafter, "Bank One"), as amended by Supplemental Agreement I dated as of June 1, 1981, as further amended by Supplemental Agreement II dated as of March 13, 1984, and as further amended by Supplemental Agreement III dated as of December 31, 1984, providing for revolving credit loans to the Company. The Original Credit
Agreement was subsequently amended by a Second Amended and Restated Credit Agreement dated as of September 17, 1987 (the "1987 Credit Agreement") pursuant to which Bank One agreed to continue to make available to the Company revolving credit loans and in order to provide for such loans without the continued support of stand by letters of credit. As of August 3, 2001, the parties to the Second Amended and Restated Credit Agreement entered into a Third Amended and Restated Credit Agreement (as amended, the "2001 Credit Agreement"), in order to provide for (1) the orderly transfer by Bank One of assignments of its interests and obligations under the Loan Documents (as that term is defined in the 1987 Credit Agreement) to other lenders and (2) the addition of certain provisions appointing Bank One and permitting Bank One to act as agent for such other lenders as may acquire interests in the Loan Documents from Bank One, and otherwise restating the provisions of the 1987 Credit Agreement in full.

     Following the consummation of the 2001 Credit Agreement, Bank One became the sole lender to the Company under the Credit Agreement.

     As of September 30, 2003, the Company entered into a Fourth Amended and Restated Credit Agreement (the "2003 Credit Agreement") with Bank One (as agent and as a lender) and the other lenders party thereto (collectively, with Bank One, the "Lenders") in order to: (i) reduce the total loan commitment to $30,000,000 and (ii) reflect modifications to the 2001 Credit Agreement necessitated by the sale of the Notes.

     The purpose of the credit facility under the 2003 Credit Agreement is to provide the Company with funds necessary to pay maturing CP Notes in the event of the Company's inability to issue CP Notes at such time. See the 2003 Credit Agreement, infra.
            ------

     On September 30, 2003, the Company entered into a Note Purchase Agreement (the "Purchase Agreement") with Allstate Life Insurance Policy ("Note Holder"), under which the Company has borrowed $30,000,000 (the "Loan"). The Loan accrues interest at a per annum rate of 4.47% and such interest is payable semi-annually on May 15th and November 15th during the term of the Loan. The Loan matures, unless earlier accelerated due to an event of default (as more fully described in the Purchase Agreement), on May 15, 2008. There are no commitment or closing fees (other than the reimbursement of Note Holder's transaction expenses for the negotiation, execution and delivery of the Purchase Agreement) due to the Note Holder under the Purchase Agreement.

     The obligations of the Company under the 2003 Credit Agreement and the Purchase Agreement are secured by, among other things, the Collateral. Bank One acts as collateral agent for itself, the CP note holders and the holders of the Notes.

                              Affiliates of Company
                             -----------------------

     The Company is a wholly-owned subsidiary of Broad Street Contract Services, Inc., a Delaware corporation ("Broad Street"). Neither Broad Street, its subsidiaries (including the Company), nor any affiliate nor any persons affiliated with any of these companies are affiliated with the Lessee.


                               Nuclear Fuel Lease
                            ------------------------

     The Lessee has or has had contracts with Atlas Energy Corporation (formerly named Atlas Corporation), Sequoyah Fuels Corp. (which is the successor in interest to Kerr-McGee Corporation), the Department of Energy (which is the successor in interest to the Atomic Energy Commission and the Energy Research and Development Administration), General Electric Company and UG U.S.A., Inc. (collectively, "Nuclear Fuel Manufacturers") for the supply of, and performance of services with respect to, Nuclear Fuel (said contracts and all future contracts with respect to Nuclear Fuel being herein called the "Nuclear Fuel Contracts").

     Under the terms of the Fuel Lease between the Lessee and the Company, the Company will, to the extent it has credit available under the 2003 Credit Agreement and the Purchase Agreement, make certain payments to Nuclear Fuel Manufacturers necessary to carry out the terms of the Nuclear Fuel Contracts or will reimburse the Lessee for any such payments made by it to such Nuclear Fuel Manufacturers. As of the date hereof, the maximum commitment of the Company to make payments for, or with respect to, Nuclear Fuel is $60,000,000 at any one time outstanding.

     Under the Fuel Lease, the Lessee is responsible for operating, maintaining, repairing, replacing, and insuring the Nuclear Fuel and for paying all taxes and costs arising out of the ownership, possession or use thereof. The term of the Lease is from August 21, 1973 through December 31, 2023, subject to earlier termination.

     Fuel Lease payments are payable quarterly, and commenced on April 30, 1974. These payments include (i) a Quarterly Lease Charge, which will include an annual administrative charge and other allocated financing and operational costs of the Company and (ii) a Burn-Up Charge equal to the cost of the Nuclear Fuel consumed while the Nuclear Fuel is in the reactor and producing heat. Prior to heat production and when the Nuclear Fuel is not in the reactor and producing heat, the Lessee may elect to capitalize Quarterly Lease Charges or daily portions thereof so long as the amount of credit still available to the Company under the 2003 Credit Agreement and the Purchase Agreement exceeds the amount to be so capitalized. The Lessee may, consequently, subject to the foregoing limitation, defer rental payments until those times during commercial operation when the Nuclear Fuel is in the reactor and producing heat in the production of electric energy. The Lessee will be required to repurchase, at its Stipulated Loss Value, any Nuclear Fuel which is removed from heat production.

     The Lessee may terminate the Fuel Lease at any time so long as it is not in default under the Fuel Lease. The Company may terminate the Fuel Lease under certain circumstances (any such event, an "Event of Termination"), including (i) if it becomes subject to certain adverse rules, regulations or declarations with respect to its status or the conduct of its business, (ii) if there is a nuclear incident of sufficient magnitude or (iii) if any necessary licenses or permits relating to the construction or operation of the Generating Facilities are not received or are revoked. Upon the occurrence of any Event of Termination, title to the Nuclear Fuel will be transferred to the Lessee, subject to the terms of the Fuel Lease. Within 120 days, but not less than 90 days after notice of termination (the "Settlement Date"), the Lessee will be unconditionally obligated to purchase the Nuclear Fuel from the Company at a purchase price equal to the sum of (i) the Stipulated Loss Value of the Nuclear Fuel, as defined in the Fuel Lease (reduced by the Burn-up Charge component of the Basic Rent payable on the Settlement Date), plus (ii) the Basic Rent payable, as defined in the Fuel Lease, on the Settlement Date, plus (iii) an amount sufficient to pay all obligations of the Company under or with respect to the 2003 Credit Agreement, the CP Notes and the Purchase Agreement, all computed as of the Settlement Date. Upon consummation of such purchase, all obligations of the Lessee under the Fuel Lease will terminate, other than such obligations and indemnities of Lessee thereunder that survive such termination by their terms.

     The Company will receive alternative rights upon certain events of default ("Events of Default") specified in the Fuel Lease. Upon the occurrence of an Event of Default, the Company may (a) treat the Event of Default as an Event of Termination with the results specified in the preceding paragraph and proceed at law or in equity for enforcement of the applicable provisions of the Fuel Lease or for damages, and/or (b) terminate the Fuel Lease. If it terminates the Fuel Lease, the Lessee's interest in the Nuclear Fuel will terminate and the Company may (subject to restrictions imposed by applicable law) take possession of the Nuclear Fuel and sell it. In the event of such a termination, the Company may recover from the Lessee damages and expenses resulting from the breach of the Fuel Lease, all accrued and unpaid amounts owed to it by the Lessee and liquidated damages.

     Under the terms of the Fuel Lease the amount of the quarterly lease payments by the Lessee will be measured by, among other things, the amount paid by the Company in connection with its acquisition, ownership and processing of the Nuclear Fuel.

                              The Credit Agreement
                             -----------------------

     Under the 2003 Credit Agreement, the Lenders have committed to make revolving credit loans to the Company. The proceeds of the revolving credit loans will be used to either (i) pay outstanding CP Notes upon maturity, or (ii) finance the Company's purchase, ownership and processing of Nuclear Fuel and its expenses in connection therewith. The Lenders' maximum commitment to extend credit through a revolving credit loan is $30,000,000. The price paid by the Company to or for the account of the Lessee for the Nuclear Fuel will not in the aggregate exceed the sum of the Lenders' total commitment to the Company and the amount of outstanding Notes. The aggregate amount of outstanding CP Notes of the Company will not exceed the Lenders' total commitment to the Company.

     The Company's obligations to repay the aggregate unpaid principal amount of the revolving credit loans are evidenced by a note of the Company payable to Bank One, as Lender (the "Credit Agreement Note"), on the Loan Commitment Termination Date.

     The unpaid principal amount of the note issued under the 2003 Credit Agreement will bear interest at the Alternate Base Interest Rate (as defined below). Each Bank will also receive a Commitment Fee (as defined below).

     The Company has assigned to Bank One, N.A., in its capacity as Agent and Collateral Agent, for the pro rata benefit of the Collateral Agent, the Agent, the Banks, the holders of the A Notes (as defined in the 2003 Credit Agreement), the Note Purchaser and each creditor under a Further Permitted Obligations Agreement (as defined in the Collateral Agency Agreement), pursuant to a Third Amended and Restated Security Agreement dated as of September 30, 2003, among other things, all of its rights to receive all rents and other sums payable by the Lessee under the Fuel Lease.

                                   Definitions
                                 --------------

          "Alternate Base Rate" shall mean a fluctuating rate of interest equal at all times to the higher of (i) the Federal Funds Effective Rate plus 0.5% or (ii) the corporate base rate of interest announced by Bank One from time to time at its main office in Chicago, Illinois. Each change in the Alternate Base Rate shall be effective as of the opening of business on the date of any change in the Federal Funds Effective Rate or such corporate base rate, as applicable.


          "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions are authorized by law to close in Chicago, Illinois or New York, New York.


          "Federal Funds Effective Rate" means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published for such day (or, if such day is not a Business Day, for the immediately preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations at approximately 10:00 a.m. (Chicago time) on such day on such transactions received by the Agent from three federal funds brokers of recognized standing selected by the Agent in its sole discretion.